Exhibit 99.2

APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

APHRIA INC.

Management’s Discussion & Analysis

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the three and nine months ended February 28, 2019. It is supplemental to, and should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes for the period ended February 28, 2019, as well as the audited financial statements and MD&A for the year ended May 31, 2018. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphria.ca or through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales of dried cannabis per gram, cash costs to produce dried cannabis per gram, gross profit before fair value adjustments, adjusted gross margin, cannabis gross profit, cannabis gross margin, distribution gross profit, distribution gross margin, adjusted EBITDA, adjusted EBITDA from Canadian cannabis operations, adjusted EBITDA from international operations, strategic investments, capital and intangible asset expenditures – wholly owned subsidiaries, and capital and intangible asset expenditures – majority owned subsidiaries which are not measures of financial performance under IFRS. The Company calculates each as follows:

•	“Gram equivalents” include both grams of dried cannabis as well as grams of cannabis oil as derived using an ‘equivalency factor’ of 1 gram per 4.5 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.
•	“All-in” cost of sales of dried cannabis per gram is equal to production costs less the costs of accessories less cannabis oil conversion costs (“cost of sales of dried cannabis”) plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the packaging and post harvesting processing costs to create oil or other ancillary products.
•	Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization, packaging costs and distribution costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash and post production expenses tied to our growing costs and provides a benchmark of the Company against its competitors.
•	Gross profit before fair value adjustments is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Adjusted gross margin is gross profit before fair value adjustments divided by net revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to purchase or produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Cannabis gross profit is equal to gross profit less distribution revenue, other revenue, cost of goods purchased, other costs of sales, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue, costs and fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Cannabis gross margin is cannabis gross profit divided by net revenue from cannabis produced. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Distribution gross profit is equal to gross profit less revenue from cannabis produced, other revenue, excise taxes, production costs, other costs of sales, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue and costs.
•	Distribution gross margin is distribution gross profit divided by distribution revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s costs to purchase inventory for resale.
•	Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.
•	Adjusted EBITDA from Canadian cannabis operations is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; Aphria Inc, Cannan Growers Inc., Broken Coast Cannabis Ltd., and 1974568 Ontario Ltd. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the Canadian cannabis regulated industry.
•	Adjusted EBITDA from international operations is Adjusted EBITDA minus Adjusted EBITDA from Canadian cannabis operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s international operations.
•	Strategic investments are the total cash out flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

•	Capital and intangible asset expenditures - wholly owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.
•	Capital and intangible asset expenditures - majority owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A is prepared as of April 14, 2019.

Company Overview

Aphria Inc. (“Aphria”), a company amalgamated under the laws of the province of Ontario, is licensed to produce and sell medical and adult-use cannabis and cannabis-derived extracts in Canada under the provisions of The Cannabis Act. Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. These licences were extended to include the adult-use market on October 17, 2018. Aphria’s head office is based in Leamington, Ontario, adjacent to Aphria One, the Company’s original 1,100,000 square foot Leamington greenhouse facility. Throughout this MD&A, Aphria will refer to its original Leamington campus as “Aphria One”.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Canadian Cannabis Operations

The Company’s domestic Canadian cannabis operations are comprised of the original Aphria One greenhouse facility (described above) together with its Leamington-based Extraction Centre of Excellence, its wholly-owned British Columbia-based subsidiary Broken Coast, and its 51% majority owned Leamington-based subsidiary, Aphria Diamond.

The Extraction Centre of Excellence is being constructed as an integral part of the Company’s Leamington production facilities to provide the necessary production capacity to process more than 200,000 kgs per year of gram equivalent cannabis-derived extracts primarily for use in product offerings for the adult-use market as they become legal to sell in Canada.

Broken Coast Cannabis Ltd. (“Broken Coast”), a subsidiary of the Company acquired in February 2018, is licensed to produce and sell cannabis under the provisions of The Cannabis Act. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is a leading premium cannabis brand.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“Double Diamond”). Aphria Diamond has applied for a second site cultivation licence under the provisions of The Cannabis Act.

Capacity expansion is awaiting Health Canada approval at various of the Company’s Canadian production facilities as described later in this MD&A. Once these expanded facilities are licensed and operating at capacity and in full crop rotation, the Company will have more than 2.4 million square feet of space under cultivation capable of annual production of more than 255,000 kgs of cannabis.

International Operations

Nuuvera Inc. (“Aphria International”) is a subsidiary of the Company acquired in March 2018. Aphria International is an international organization with a focus on building a global cannabis brand, through its subsidiaries ARA - Avanti Rx Analytics Inc., Avalon Pharmaceuticals Inc., Nuuvera Israel Ltd., Nuuvera Deutschland GmbH, Nuuvera Malta Ltd., ASG Pharma Ltd., QSG Health Ltd. and FL-Group. Through these subsidiaries, Aphria International has operations in Canada, Germany, Italy, Malta and Lesotho.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

LATAM Holdings Inc. (“LATAM”) is a subsidiary of the Company acquired in September 2018. LATAM holds key licences in Colombia, Argentina and Jamaica through its subsidiaries MMJ Colombia Partners Inc., Marigold Acquisitions Inc., Hampstead Holdings Ltd., MMJ International Investments Inc., ABP, S.A., Marigold Projects Jamaica Limited, and ColCanna S.A.S. Through the LATAM acquisition, the Company also obtained the rights to purchase a majority interest in a Brazilian incorporated entity, upon that Brazilian entity obtaining a medical cannabis cultivation, processing and distribution licence in Brazil.

The Company’s majority and wholly-owned subsidiaries are as follows:

Subsidiaries	Jurisdiction of incorporation	Ownership interest (1)
Aphria (Arizona) Inc.(2)	Arizona, United States	100%
Cannan Growers Inc.	British Columbia, Canada	100%
Nuuvera Inc.	Ontario, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA - Avanti Rx Analytics Inc.	Ontario, Canada	100%
Avalon Pharmaceuticals Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.(2)	Israel	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
FL-Group	Italy	100%
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
Hampstead Holdings Ltd.	Bermuda	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
ABP, S.A.	Argentina	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90%
QSG Health Ltd.	Malta	90%
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	51%
Aphria Italy S.p.A.	Italy	50.1%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	South Africa	30%
(1)	The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Legal ownership of some subsidiaries may differ from ownership interest shown above.
(2)	Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for a related party balance owing to the Company.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

STRATEGY AND OUTLOOK

Aphria, a leading global cannabis company, is setting the standard for brand development, product innovation and industrial scale automation to the production of safe, clean and pure pharmaceutical-grade cannabis grown in the most natural conditions possible. The Company is one of the first cannabis companies in Canada and the first Canadian cannabis company to fully exploit greenhouse cultivation and industrial-scale production to deliver sustainable operating profit margins in the emerging cannabis industry. Through its international operations, the Company also seeks opportunities to create long-term shareholder value by identifying partnership and investment opportunities where Aphria is able to apply the experience and knowledge it has gained in the Canadian cannabis industry to other jurisdictions where a national cannabis legalization framework is developing or is expected to develop and local market characteristics are expected to support the Company’s competitive strengths.

Canadian Cannabis Operations

Canadian Cannabis Operations include the results of: (i) the parent Aphria; (ii) Canadian subsidiaries which hold investments and have no other operations (Cannan Growers Inc.); (iii) companies which are applicants and are expected to become licensed cannabis producers in Canada (Aphria Diamond); and, (iv) companies which also actively produce and sell cannabis under The Cannabis Act (Broken Coast).

Licences

The Company received approval from Health Canada of its 800,000 sq, ft. Part IV and Part V expansion at its Aphria One facility and placed the first plants in the approved greenhouse area in the first week of March 2019. The Company continues to fill the additional approved space and is expected to be in full crop rotation by May 2019. The Company anticipates having its first harvest approximately eight weeks from the date the initial crop was established and expects having cannabis available for sale, approximately five weeks thereafter. As of the date of this MD&A, the Aphria Diamond facility is complete, as it relates to being inspection ready for Health Canada and the initial licence application has been submitted to Health Canada. Until the Company receives the initial licence, the Company cannot plant its first crop.

Canadian medical market brands

Since 2014, the Aphria brand has been a leading choice for patients seeking safe, clean, and pure pharmaceutical-grade medical cannabis. As the Canadian adult-use market continues to develop, the Company expects to continue to focus and invest in the Canadian medical market while concurrently developing cannabis-based products and brands targeting the adult-use market.

Canadian adult-use market brands

The Company is investing capital and resources to establish a leading position in the adult-use market in Canada. These investments are focused on brand development, product innovation, marketing, sales, education and research to enable the Company to capture, retain and grow a tier-one share of this market as it continues to develop.

Aphria developed its initial portfolio of adult-use brands to specifically meet the evolving needs of Canada’s most profitable segments where the Company could leverage its strength to offer products with unique product attributes - from price through to potency - to best serve its consumers. The suite of brands created by the Company for Canada’s adult-use market include Solei, RIFF, Good Supply, and Broken Coast. Each brand is unique to a specific offering of products representing various target segments, described below:

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Solei Sungrown Cannabis (“Solei”) is designed for current and novice users and pairs an assortment of carefully curated strains and product formats with different experiences.
RIFF is a community focused brand supporting creators and artists. The brand will have high potency offerings available for more experienced users.
Good Supply offers regular cannabis users with a no-frills, yet excellent value-for-money assortment that does not sacrifice quality.
Complementing Aphria’s in-house brands, the Company’s wholly-owned subsidiary Broken Coast is a multi-award-winning craft grower that delivers a premium product and provides consumers with an opportunity to access a brand synonymous with British Columbia-grown cannabis. Broken Coast’s craft cannabis is grown on the shores of the Salish Sea in small batches using single-strain growing rooms. All flower is hand-trimmed and slow-cured ensuring premium product quality and consistency.

Product development

The Canadian government has committed to regulating the sale of cannabis infused products in 2019. Based on customer behavior and product preferences demonstrated in other existing legal markets, we believe cannabis infused products (edibles, beverages, etc.) could represent more than 50% of the total cannabis market upon becoming federally legal in Canada. Aphria is investing capital and resources in product research, development and production technologies in anticipation of the legalization of these new emerging categories. As a part of these R&D efforts, the Company is investing in the following areas in order to develop consistent and unique formulations that can be used in its end-products:

•	Industrial-scale extraction technologies using different methods including CO2, butane and ethanol;
•	The effective isolation of terpenes, cannabinoids and other cannabis compounds;
•	The development of distillates and formulations to optimize water solubility while insuring bio-availability.

In terms of end products, the Company is developing a suite of edibles, RTDs (ready-to-drink), concentrates, topicals, quick dissolve strips and vapes as well as new medical delivery systems. These new value-added products and brands will be available for sale once permitted by law.

The Company has retained Perennial Inc., a subsidiary of DATA Communications Management Corp. (“DCM”), to support the development of new product brands and product categories to serve the adult-use market.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Distribution

The Company has signed supply agreements with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of Canadians, showing the Company’s commitment to becoming a leader in the adult-use market. The Company is one of a handful of licensed producers which has agreements with every province in Canada.

The Company has signed an exclusive distribution agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”), to provide the Company with the sales force and wholesale/retail channel expertise required to efficiently distribute the Company’s product through each of the provincial/territorial cannabis control agencies. As one of the leading distributors of alcoholic beverages in Canada, Great North Distributors has extensive expertise in managing compliance with the unique rules that govern the marketing of controlled substances in each of the jurisdictions where the Company has supply agreements. The Company has leveraged the Great Northern Distributors agreement by signing a subsequent agreement with We Grow BC Ltd. (“We Grow”), a Vancouver-based licensed producer of premium cannabis, to become We Grow’s exclusive sales representatives across Canada.

In addition to the above new distribution agreements for the adult-use market, the Company is expanding its distribution in the medical cannabis market with its five-year supply agreement with Shoppers Drug Mart.

Production

	LOCATION	CURRENT SIZE	CURRENT CAPACITY(1)	EXPECTED CAPACITY(1)	STATUS	CURRENT LICENCES
						CULTIVATION	PROCESSING / SALE
Aphria One	Leamington, Ontario, Canada	1,100,000 sq. ft.(2)	110,000 kg/year cultivation(2)	110,000 kg/year cultivation	Licence amendment approved(2)	X	X
Aphria Diamond	Leamington, Ontario, Canada	1,300,000 sq. ft.	N/A	140,000 kg/year cultivation	Licence application submitted
Broken Coast	Duncan, British Columbia, Canada	4,500 sq. ft.	5,000 kg/year cultivation	5,000 kg/year cultivation	Licensed expansion underway	X	X
Extraction Centre of Excellence	Leamington, Ontario, Canada	N/A	N/A	200,000 kg/year processing	Under construction
(1)	These figures are considered forward-looking information and are based on the Company’s experience in growing cannabis, and data available concerning the wide variety of strains under the growing conditions maintained at its facilities. Material assumptions to derive capacity at full completion include, but are not limited to: the number of plants expected to occupy each facility, the number of harvest cycles and average yield per harvest cycle per year for the strains expected to be grown at each facility.
(2)	800,000 sq. ft. was approved by Health Canada in March 2019, the Company anticipates full crop rotation in May 2019. The current capacity cannot be reached until the Company is in full crop rotation.

Aphria One

The Company’s original flagship greenhouse facility, Aphria One, accounts for more than 90% of the Company’s current production.

The Company obtained Health Canada approval on the additional 800,000 square feet at Aphria One in March 2019, bringing the total potential production capacity to 110,000 kgs. annually. The Company continues to ramp up production for the additional capacity of its newly approved Part IV and Part V expansions. Prior to obtaining this approval, the Company effectively lowered Aphria One’s functional capacity, to 20,000 kgs. per annum, to ensure Part IV could commence growing operations without delay upon approval from Health Canada. With the Part IV and Part V greenhouse expansions completed and approved, the Company has over 1,100,000 sq. ft. of state-of-the-art operational greenhouse facilities. Upon full crop rotation being completed in the Part IV and Part V expansions, the Company anticipates production quantities of 110,000 kgs. per year, producing high quality cannabis at an industrial scale thanks to bespoke automation.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

In October 2018, the Board approved additional expenditures of $20,000 for additional capital spending on further automation equipment and improvements to the processing rooms. These additional items are expected to be completed prior to first harvest from Part IV and Part V greenhouse expansions.

As of February 28, 2019, the Company has spent approximately $152,000 of its expected cost of $159,000 budgeted for the Part IV and Part V expansion of Aphria One, an increase of approx. $11,000 (7%) from the original combined budget. The increase is mainly due to project add-ons and change orders relating to upgrades in order to maintain the industry leading state-of-the-art infrastructures.

On receiving Health Canada approval for the Part IV and Part V expansions, the Company is positioned to be the first licensed producer to bring industrial horticulture production technology into the cultivation of cannabis within a greenhouse environment. This cutting-edge technology will automate the following functions of the plant growing cycle:

•	Transplanting cuttings through various stages into the final pots for flowering;
•	Aiding in evaluation of the health and quality of plants to ensure plants meet the Company’s stringent quality standards throughout the many stages of the growing cycle;
•	Monitoring and providing the necessary water and vital nutrients to the plants during the growing cycle; and
•	Transporting plants through different areas in the greenhouse including to the processing room once harvested.

Once this innovative technology has been implemented, the only human interaction to occur throughout the plants’ growth cycle will be at the initial phase of taking the cuttings and in the final phase to trim and prune the plants which will occur in work bays outside of the greenhouse.

Additional state-of-the-art automation is already employed by the Company including processes that involve:

•	Cutting the plants, and transferring them to be processed;
•	Automating the de-budding and trimming process;
•	Disposing of waste produced in the cutting, de-budding and trimming phase of production; and
•	Distributing the buds into trays in a drying rack to evenly dry and cure the harvested product.

Automating labour-intensive parts of the production process enables the Company to achieve optimal product consistency and quality control while significantly reducing operating costs. In addition to the reduction of labour costs, the Company has also introduced measures that significantly reduce energy costs and consumption.

The Company installed a co-generation power plant that utilizes natural gas to generate its own electricity and as a by-product of this process, hot and cold water and CO2. This combined-cycle process not only generates electricity for use in the greenhouse to operate the lights and air conditioners, but also hot and cold water that is used to control the temperature and humidity in the greenhouse. The residual gas emissions created by this process are directed through a catalytic converter to create CO2 which is used during the growing cycle. This co-generation power plant also incorporates state-of-the-art power switching capability that automatically selects between the public electrical grid and the Company’s private power co-generation equipment to ensure it is constantly using the most cost-effective energy available.

In addition to these energy saving initiatives, the Company has installed systems that recycle the water used in the irrigation process. The ‘used’ water is sterilized through a pasteurization process which then allows it to be reused to irrigate additional plants thereby reducing the total amount and cost of water used on a per gram basis.

Aphria Diamond

Through this 51% owned subsidiary, the Company has partnered with Double Diamond, a company with multi-generational expertise in the commercial greenhouse industry. This partnership provides Aphria with access to an industry leading team of growers and operators with expertise in large-scale greenhouse operations , and the Company expect to purchase all of the production from the Aphria Diamond joint venture.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The Company anticipates that the infrastructure will be complete in time for the first harvest from the Aphria Diamond greenhouse expected in the Company’s first quarter of the next fiscal year, subject to Health Canada approval.

The Company provided $10,200 of initial capital to the venture with Double Diamond contributing $9,800. Aphria Diamond acquired 100 acres of land, including almost 32 acres of greenhouses for $42,389, and spent an additional $76,139 as at February 28, 2019 on the retrofit. The Company expects the project to cost an additional $2,444 to complete. All funds above the initial seed capital are currently being funded by the Company and are expected to be repaid in full by Aphria Diamond.

Aphria Diamond is implementing similar levels of automation, as described above in Aphria One.

All production from Aphria Diamond is expected to be sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into a derivative product, and 100% of the wholesale margin from branding on all product from Aphria Diamond.

Broken Coast

Broken Coast is the Company’s premium brand of indoor-grown cannabis. Broken Coast provides the Company access to the quality associated with British Columbia-grown cannabis as well as an award-winning genetic bank of cannabis strains which in turn can be produced at scale through the Company’s Aphria One and Aphria Diamond facilities. Broken Coast will continue the development of new premium strains and continue to represent what is the highest level of premium cannabis grown through their state-of-the-art custom-built indoor facilities. Broken Coast’s current capacity is approximately 5,000 kgs. per annum. Broken Coast has purchased land for Phase IV expansion and is currently in the process of finalizing plans for the expansion which is expected to take 2 years to complete once commenced.

Broken Coast continues to improve the production process including securing a warehouse for holding packaged products. The Company anticipates the warehouse to be completed and operational by June 2019, contingent on its licence being approved.

Extraction Centre of Excellence

The Company’s $55,000 state-of-the-art Extraction Centre of Excellence was subject to the same delay as a portion of Aphria Diamond’s infrastructure. The Company currently anticipates that the Extraction Centre of Excellence will be available for use in the first quarter of fiscal 2020, subject to Health Canada approval. The Company previously expected this to be completed by May 2019, however extended the expected timeline slightly as a result of minor revisions in the construction plans.

This facility will provide the necessary production capacity to process over 200,000 kgs. per year. It will incorporate the Company’s currently developed extraction technologies and further expand on these technologies to create new and innovative product offerings for the adult-use market as they become legal to sell in Canada. The facility will be equipped to conduct a wide range of cannabis extractions, including CO2, butane, ethanol, and to produce world-class cannabis concentrates, including fractionated distillates.

The Canadian cannabis market is in the early stages of its evolution with a limited focus on the sale of cannabis as a product, in the form of dried flower or bud, shake or trim, as well as cannabis oil in its many forms, including tinctures, softgel capsules, and oral sprays. The Company believes that as the global cannabis industry evolves, this focus on cannabis as a product will evolve into cannabis as an ingredient. The Extraction Centre of Excellence was created to facilitate Aphria’s leadership in the evolution of cannabis as an ingredient.

As at February 28, 2019, the Company has spent approximately $38,700 of its expected cost of $55,000 budgeted, for the completion of the Extraction Centre of Excellence. The Extraction Centre of Excellence is on schedule to be completed by the first quarter of 2020.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Licences

The Company holds two licences under The Cannabis Act for cultivation processing and sale: Aphria One and Broken Coast.

The Company obtained approval by Health Canada in March 2019 expanding the licensed growing area at Aphria One from 300,000 sq. ft. to over 1,100,000 sq. ft. The Company also has submitted an application for a second site licence for Aphria Diamond, once approved will provide an additional 1,300,000 sq. ft. of licensed greenhouse growing area.

The licences provide the Company with the ability to cultivate, process and sell cannabis within Canada and to other countries where the importation of cannabis is legal.

International Operations

Outside of Canada, the Company is developing partnerships and making direct investments in countries where there is an existing or emerging national legal cannabis market. The Company’s international strategy is currently focused on medical cannabis markets in stable economic and political jurisdictions that have developed or are developing effective regulations and enforcement mechanisms that limit licensed production and control importation and distribution.

Through the acquisitions of Aphria International and LATAM, the Company secured access to key international markets, management team bench strength with a proven knowledge and executional success within the industries and jurisdictions in which they operate. The Company believes that with its significant experience in the highly regulated Canadian cannabis market, it will be able to export its industry leading knowledge and practices to its global subsidiaries as these markets mature.

As part of its international strategy, the Company is developing regional hubs in Pan-Asia, the European Union, South America, North America, the Caribbean and Africa. These hubs will represent key countries for investment and will aid in the flow of cannabis goods across the globe. The Company chose Australia as its Pan-Asian hub. The Company chose Malta as its hub for the European Union and Colombia for South America. The Company chose Jamaica as its hub for the Caribbean and Lesotho as its hub for Africa.

The Company has international operations in Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta, Paraguay and maintains an option for entry into Brazil. With these markets still in their infancy, and the regulatory environment around them still being formed, these countries are looking to Canada as a leader in developing the regulatory environment. The Company provides a unique opportunity to bring the experience from working within Canada during the development of the cannabis regulations, to provide this expertise and knowledge to develop these global cannabis markets.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Export facility from Canada

Through the acquisition of Aphria International, the Company acquired Brampton-based ARA - Avanti RX Analytics Inc. (“Avanti”), which currently holds four Canadian licences: (i) a licence for analytical testing of cannabis issued pursuant to the Cannabis Act and Regulations; (ii) a licence for standard processing of cannabis issued pursuant to the Cannabis Act and Regulations; (iii) a Drug Establishment Licence issued pursuant to the Food and Drugs Act and Regulations; and (iv) a Medical Device Establishment Licence issued pursuant to the Food and Drugs Act and the Medical Devices Regulations.

The licence for analytical testing of cannabis authorizes Avanti to possess cannabis for the purpose of testing and to obtain cannabis by altering its chemical or physical properties for the purpose of testing at its licensed facility in Brampton, Ontario. The licence for standard processing of cannabis authorizes Avanti to possess cannabis, to produce cannabis (other than through cultivating, propagating, or harvesting), and to sell cannabis to (i) a holder of a licence for research on cannabis or (ii) a holder of a licence for analytical testing of cannabis. These activities are permitted at Avanti’s licensed facility in Brampton, Ontario.

Avanti’s Drug Establishment Licence authorizes it to test and distribute pharmaceuticals and to test active pharmaceutical ingredients at its licensed facility in Brampton, Ontario. Its Medical Device Establishment Licence authorizes Avanti to manufacture Class I medical devices for distribution at its licensed facility in Brampton, Ontario.

The Company is currently in the process of securing EU-GMP certification on the Avanti lab, which will then be used as the Canadian staging site for international bound GMP certified products. The Company’s EU-GMP certification will cover the extraction, post processing, testing, packaging and shipping process.

Pan-Asia

Australia

The Australian market is very similar to the Canadian medical cannabis market three years ago. The Company has access to the Australian medical cannabis market through approximately 25% equity investment in Althea Company Pty Ltd. (“Althea”), and a supply agreement with Althea until they are able to complete construction of their new facility and fulfill their own production requirements.

Althea currently holds licences for the cultivation of cannabis plants and production of cannabis or cannabis resin in accordance with relevant permits and the manufacture of extracts and tinctures of cannabis and cannabis resin issued by the Office of Drug Control (“ODC”). Aphria has shipped product to Althea in Australia on multiple occasions under relevant permits with products sold by Althea in Australia co-branded with Aphria.

Aphria International also maintains relationships in Australia with two companies conducting medical cannabis clinical trials. Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using an Aphria proprietary blend of cannabis strains oil, subsequently converted in Australia into a nanocell mucosol spray. CannPal Pty Ltd., is currently in a clinical trial related to animal pain in cats and dogs, using Aphria strains.

European Union

Germany

The German market is considered to be one of the most highly sought-after medical cannabis markets in the world. German law currently permits import of cannabis only. The German government recently completed a tender process to award licences for in-country cultivation. Aphria International, through its German wholly-owned subsidiary Aphria Deutschland GmbH (“Deutschland”), was one of the three selected by the German Federal Institute for Drugs and Medical Devices to receive a provisional licence for the cultivation of medical cannabis in Germany. The Company was granted 5 of the 13 available lots, each with a minimum annual capacity of 200 kgs. Germany currently allows cannabis and cannabis extracts in pharmacies. These cannabis-based products are also required by German law to be covered by insurance companies. This coverage provides a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering: demand; supply; and, distribution.

Demand

Through the acquisition of a 25.1% interest in Berlin-based Schöneberg Hospital, the Company has access to doctors and patients, to support the education of the benefits of medical cannabinoids. The Company also plans to build and operate pain treatment centers including the new possibilities of digital health care throughout Germany, which will further provide access to patients. The Company has partnered with a leading company in digital apps and medical software to build a modern, patient centric clinic for telemedicine.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Supply

The Company will, through imports and local production, supply products into the German market. The Company entered into a strategic partnership with a prominent European flower producer, Schroll Flowers, to obtain access to EU GMP-certified organic medical cannabis. This agreement ensures the Company will have further access to cannabis for distribution throughout the EU.

Distribution

Through the acquisition of CC Pharma GmbH (“CC Pharma”), the Company obtained a leading importer and distributor of EU-pharmaceuticals for the German market. With over 317 active German national pharmaceutical licences, 690 active EU pharmaceutical licences, and access to approximately 13,000 active pharmacy accounts, CC Pharma operates a production, repackaging and labelling facility. The Company will expand CC Pharma’s operations to distribute cannabis throughout the German pharmacies leveraging its existing business and know-how to further the Company’s global cannabis business.

Malta

Through majority-owned subsidiary ASG Pharma Ltd. (“ASG”), the Company received the first import certificate for medical cannabis issued by the Government of Malta’s Ministry of Health. The Company intends on using the Malta facility to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP certified cannabis products throughout large parts of Europe.

This Malta facility will provide the Company with the ability to bring production of cannabis product from outside of Europe into an EU-GMP certified facility for further packaging, processing and distribution throughout Europe.

Through majority-owned subsidiary QSG Health Ltd. (“QSG”), the Company will pursue the health and wellness market with CBD based products. These products will not have the THC component found in cannabis, and will focus on diversifying the Company’s product offerings throughout Europe.

Italy

The Company’s wholly owned subsidiary, FL-Group, is authorized for the distribution of pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies. FL-Group holds one of only seven cannabis import licences in Italy. The FL-Group acts as the Company’s distributor to the Italian cannabis market. The Company maintains a partial ownership interest in a separate subsidiary, Aphria Italy S.p.A., in Italy.

United Kingdom

The United Kingdom market is very similar to the Canadian medical cannabis market three years ago. Medicinal cannabis was legalized in the UK effective November 1, 2018. The Company entered into a supply agreement for the UK medicinal cannabis market with Althea. In addition, the Company recently exported to the UK “Joria’s Hope”, a 200:1 product to assist a three year-old control her epileptic seizures.

Althea announced its entry into the UK market in February 2019 and is currently undertaking an extensive medical education program involving specialist prescribers throughout the UK, in advance of its impending product launch.

Africa

Lesotho

The Company entered into a new venture in CannInvest Africa Ltd. (“CannInvest”), a South African corporation. Aphria’s partner in CannInvest is the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years experience in phytoextraction of African medicinal plants. Through this transaction, the Company obtained a controlling interest in Verve Dynamics Incorporated (Pty) Ltd. (“Verve”). Verve holds a licence in Lesotho for prohibited drug operations, which allows Verve to cultivate, manufacture, supply, distribute, store, export and import cannabis and cannabis resin for medical purposes or scientific use.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The Company also entered into a supply agreement with Verve, where Verve will supply cannabis THC and CBD extract from its planned EU-GMP certified facility. This is expected to provide the Company with access to GMP certified extract for distribution into South Africa and other federally legal markets, including the European Union.

Construction of a new extraction and processing facility is near completion. Upon completion, the Company expects to process cannabis for other producers in the country for a tolling fee, while applying for EU-GMP certification which will allow all product from the Lesotho site to be distributed within the EU.

Subsequent to the quarter, Verve successfully completed the first legal purchase of medicinal cannabis in Africa for processing, allowing the Company to claim a first mover advantage in the local markets.

South America

LATAM Holdings Inc.

The acquisition of LATAM provided the Company with various production, distribution and market development opportunities in South America and the Caribbean, including Colombia, Argentina, Jamaica and potentially Brazil.

Colombia

The acquisition of LATAM provided the Company with a 90% ownership of Colcanna S.A.S. (“Colcanna”). This ownership provides the Company with the ability to further develop the global Aphria brand with Aphria branded products distributed to patients in Colombia. Upon Colcanna developing its 54 acres of land, including its recent acquisition of an additional 20 acres of land, for the cultivation of cannabis, which is expected to provide 50,000 kgs. annually, the Company will maintain the control of the cultivation and distribution of cannabis in Colombia. Until the emerging Colombian market demand grows to match the Company’s Colombian production, the Company will be able to utilize its export licence to distribute the excess production globally. In order to seek to maximize the export activities, the Company will apply for the EU-GMP certification, which is expected to allow all products from the Colombia site to be distributed within the EU.

Argentina

The acquisition of LATAM provided the Company with sole ownership of ABP, S.A. (“APB”), granting to the Company a significant first-mover advantage, as APB is the first company with an in-country medical cannabis research licence. The Company also continues to work with Hospital Garrahan, a leading pediatric hospital in Buenos Aires. The Company believes that once the Argentinian government approves medical cannabis, in-country cultivation opportunities will be attractive.

Jamaica

The acquisition of LATAM provided the Company with a 49% ownership interest in Marigold Projects Jamaica Limited (“Marigold”), through multiple subsidiaries and a 95% royalty on profits through an Intellectual Property agreement. This acquisition will provide the Company with several key licences including a Tier 3 cultivation licence, a conditional Tier 2 herb house licence, as well as conditional licences for import, export and research purposes.

Brazil

Finally, the acquisition of LATAM provided the Company with an option to purchase 50.1% of a Brazilian entity for $24,000 USD once it secures a medical cannabis licence from the Brazilian government and a right of first offer and refusal on another 20% to 39% of the Brazilian entity. This right of first refusal provides the Company with lower risk at a fixed price to enter into the Brazilian cannabis market pending the Brazilian company obtaining a licence.

Equity Financing Activities

During the year-to-date period, the Company closed a bought deal financing for net proceeds of over $245,000.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The Company has sufficient funds and capital to complete the existing expansion of the Canadian cannabis operations including capital investments for the build out of the Company’s Aphria One, Aphria Diamond and Broken Coast facilities. The Company may require additional funds for any additional expansion, acquisitions or adjustments to current planned activities in Canada or further international expansion. The Company is In the process of settling approximately $30,000 of outstanding payables related to the Company's Aphria One expansion through the issuance of shares.

INVESTOR HIGHLIGHTS

	Q3 - 2019	Q2 - 2019
Net revenue	$ 73,582	$ 21,668
Kilograms equivalents sold	2,636.5	3,408.9
Production costs	$ 10,175	$ 9,971
Cost of goods purchased	$ 49,745	$ 1,111
Cash cost to produce dried cannabis / gram[1]	$ 1.48	$ 1.34
"All-in" cost of sales of dried cannabis / gram[1]	$ 3.76	$ 2.60
Gross profit before fair value adjustments[1]	$ 13,366	$ 10,157
Adjusted gross margin[1]	18.2%	46.9%
Adjusted EBITDA from Canadian cannabis operations[1]	$ (13,804)	$ (6,073)
Cash and cash equivalents & marketable securities	$ 134,736	$ 184,821
Working capital	$ 131,278	$ 181,523
Capital and intangible asset expenditures - wholly owned subsidiaries[1]	$ 29,016	$ 49,061
Capital and intangible asset expenditures - majority owned subsidiaries[1]	$ 19,779	$ 6,575
Strategic investments[1]	$ 36,128	$ 43,066

1 - Non-GAAP measure

•	Current production capacity 115,000 kgs. (annualized) after the Health Canada Approval in March 2019.
•	Mid-term capacity upgraded to 255,000 kgs. (annualized) production capability, pending Health Canada approval
•	Irwin D. Simon appointed as independent chair of Aphria’s Board of Directors in December 2018 and Interim CEO on February 16, 2019
•	Successful completion of Special Committee review of the LATAM acquisition
•	One of three licensed producers awarded provisional cultivation licence in Germany
•	Signed licence agreement with Manna Molecular Science to develop state-of-the-art cannabis transdermal patches
•	Entered into an exclusive agreement with Toronto-based UNOapp Inc. to collaborate on the development of technology and analytics solutions for Canada’s adult-use cannabis industry
•	Signed an exclusive agreement with the Colombian Medical Federation, a national guild that oversees the ethical exercise of the medical profession in Colombia, in order to jointly develop an academic curriculum on the medicinal use of cannabis
•	Signed LOI for exclusive supply agreement with Insumos Medicos, S.A., a Paraguayan pharmaceutical manufacturing, import and distribution company, to provide medical cannabis in Paraguay
•	Signed LOI with the Argentinian state-owned Cannabis Avatãra Sociedad del Estado ("CANNAVA") to enter into a co-operation agreement regarding the cultivation of cannabis that will expand the Company’s strategic Argentinian operations
•	Signed agreements to supply every Canadian province and the Yukon Territory, securing access to 99.8% of Canadians
•	Completed first shipments in the Canadian adult-use cannabis market
•	Successfully completed acquisitions of LATAM and CC Pharma expanding the Company’s global presence
•	Successfully divested of all US cannabis assets[1], and listed on the NYSE
•	Bought deal closed during the year-to-date period for net proceeds of over $245,000

1In accordance with existing TSX precedent.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth for Aphria One and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested produce to its full fair value less costs to sell.

As at February 28, 2019, the Company’s harvested cannabis and cannabis oil, as detailed in Note 6, and biological assets, as detailed in Note 7 of its financial statements, are as follows:

	February 28, 2019	November 30, 2018
Harvested cannabis - at cost	$ 8,977	$ 7,142
Harvested cannabis - fair value increment	10,278	8,355
Harvested cannabis trim - at cost	1,838	1,593
Harvested cannabis trim - fair value increment	2,112	1,605
Cannabis oil - at cost	11,168	9,104
Cannabis oil - fair value increment	7,304	5,987
Softgel capsules - at cost	378	136
Softgel capsules - fair value increment	273	112
Biological assets - at cost	4,939	3,795
Biological assets - fair value increment	2,322	2,301
Cannabis products - at fair value	$ 49,589	$ 40,130

In an effort to increase transparency, Aphria One’s biological assets are carried at cost plus fair value increments of $0.44, $0.88, $1.32 and $1.76 per gram for weeks 13, 14, 15 and 16, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.73, $1.46, $2.19 and $2.92 per gram for weeks 10, 11, 12 and 13 respectively. Harvested cannabis and harvested cannabis trim are carried at fair values of $3.50 per gram and $2.75 per gram, respectively (November 30, 2018 - $3.50 and $2.75) for greenhouse produced cannabis. Harvested cannabis and harvested cannabis trim are carried at fair values of $4.00 per gram, $3.25 per gram, respectively (November 30, 2018 - $4.00 and $3.25) for indoor produced cannabis. Cannabis oil and softgel capsules include the relative fair value based on the amount of harvested cannabis or harvested cannabis trim used in the production of each product.

The individual components of fair values are as follows:

	February 28, 2019	November 30, 2018
Harvested cannabis - at cost - per gram	$ 1.72	$ 1.69
Harvested cannabis - fair value increment - per gram	$ 1.97	$ 1.98
Harvested cannabis trim - at cost - per gram	$ 1.42	$ 1.51
Harvested cannabis trim - fair value increment - per gram	$ 1.63	$ 1.52
Cannabis oil - at cost - per mL	$ 0.48	$ 0.48
Cannabis oil - fair value increment - per mL	$ 0.31	$ 0.31
Softgel capsules - at cost - per mL	$ 0.45	$ 0.49
Softgel capsules - fair value increment - per mL	$ 0.33	$ 0.40

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

"All-in" cost of sales of dried cannabis per gram	Three months ended
	February 28, 2019	November 30, 2018

Production costs	$ 10,175	$ 9,971
Less:
Cost of accessories	$ (22)	$ (48)
Cannabis oil conversion costs	$ (238)	$ (1,047)
Adjusted "All-in" cost of sales of dried cannabis	$ 9,915	$ 8,876

Gram equivalents sold during the quarter	2,636,519	3,408,909

"All-in" cost of sales of dried cannabis per gram	$ 3.76	$ 2.60

In prior quarters the Company recorded adjustments to “All-in” cost of sales of dried cannabis per gram, for increases in plant inventory. This adjustment was made as a result of the Company using a standard cost method and allocating additional costs to plant inventory, when as part of a planned expansion, there was a significant increase in the number of plants, while the incremental costs with the new capacity have not materialized. The increase in number of plants, before the corresponding increase in costs, led to the Company allocating more costs than incurred to date to biological assets, resulting in over absorbed overhead. To maintain comparability of this figure from quarter to quarter, the Company determined it was appropriate to normalize this item as part of the above calculation. This adjustment is subjective, and requires management to make significant assumptions as to whether the increase in cost included in biological assets, is a result of improved operations, a result of an expansion or a result of other factors.

The Company recognized a temporary increase in the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram as a result of the allocation of production space in the Part III expansion to mother and vegetative plants for the Part IV and Part V expansions increasing the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram by an estimated $0.20. The Company received Health Canada approval for the Part IV and Part V expansions in March 2019. The Company expects a temporary increase in the “all-in” cost of sale of dried cannabis per gram and cash costs to produce dried cannabis per gram in the next quarter as the Company continues to put these greenhouses into full crop rotation.

The increase in “all-in” cost of sales in the quarter is a result of the increase in packaging and distribution costs from $0.97 per gram to $1.98 in the current quarter. This increase is a result of an effort to meet the demand of the adult-use market and comply with the necessary packaging requirements required under The Cannabis Act. The Company has re-evaluated some of the packaging materials and other costs and made changes to reduce these packaging and distribution costs. The Company expects to continue to report higher then normal packaging costs as it works through its existing packaging material.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

Cash costs to produce dried cannabis per gram	Three months ended
	February 28, 2019	November 30, 2018

Adjusted "All-in" cost of sales of dried cannabis	$ 9,915	$ 8,876
Less:
Amortization	$ (788)	$ (1,020)
Packaging costs	$ (1,354)	$ (1,856)
Distribution costs	$ (3,858)	$ (1,438)
Cash costs to produce dried cannabis	$ 3,915	$ 4,562

Gram equivalents sold during the quarter	2,636,519	3,408,909

Cash costs to produce per gram	$ 1.48	$ 1.34

During the quarter, the Company identified that distribution costs were previously reported as part of the cash costs to produce per gram. The Company has removed these costs in the current quarter and adjusted the prior quarter to remove the $1,438 previously included in cash costs to produce dried cannabis. This reduced the cash costs to produce per gram from $1.76 to $1.34.

Results of Operations

Net revenue

During the three and nine-months ended February 28, 2019 the Company recognized $73,582 and $108,542 versus $10,267 and $24,891 in the same periods of the prior year. Included in net revenue for the three months ended February 28, 2019 is $17,862 of revenue from cannabis produced, ($2,424) of excise taxes, $57,599 of distribution revenue and $545 of other revenue. Included in net revenue for the nine months ended February 28, 2019 is $52,816 of revenue from cannabis produced, ($5,280) of excise taxes, $58,745 of distribution revenue and $2,261 of other revenue.

Distribution revenue

Included in distribution revenue is $56,045 and $56,045 of revenue from CC Pharma and $1,554 and $2,700 of revenue from ABP for the three and nine months ended February 28, 2019 respectively. These companies were acquired during the period, which is why there were no revenues in the prior period.

Revenue from medical cannabis produced

Revenue for medical cannabis produced for the three months ended February 28, 2019 was $10,649 versus $8,022 in the same period of the prior year and $10,841 in the second quarter of fiscal 2019, representing an increase of 32.7% from the prior year and an 1.8% decrease from the prior quarter. The decrease in cannabis revenue and kilograms sold compared to the prior quarter was primarily related to supply shortages as the Company transitioned growing methods during the late fall and early winter timeframe, as well as temporary packaging and distribution challenges.

Revenue for medical cannabis produced for the nine months ended February 28, 2019 was $32,807 versus $19,944 in the same period of the prior year, representing a 64.5% increase.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The decrease in revenue from cannabis produced during the quarter from the prior quarter was related to:

•	Decrease in the medical cannabis sales by 169,390 gram equivalents to 1,274,168 gram equivalents sold in the current quarter, compared to 1,443,558 gram equivalents sold in the prior quarter;

These factors were partially offset by:

•	Increase in the average retail selling price (excluding wholesale) before excise taxes to medical patients during the quarter from $7.51 to $8.03; and,

Revenue from adult-use cannabis produced

Revenue for adult-use cannabis produced for the three months ended February 28, 2019 was $7,185 versus $nil in the same period of the prior year and $11,031 in the second quarter of fiscal 2019, representing a decrease of 34.9% from the prior quarter.

Revenue for adult-use cannabis produced for the nine months ended February 28, 2019 was $18,442 versus $nil in the same period of the prior year.

The decrease in revenue from cannabis produced during the quarter from the prior quarter was related to:

•	Decrease in the adult-use cannabis sales by 617,598 gram equivalents to 1,329,377 gram equivalents sold in the current quarter, compared to 1,946,975 gram equivalents sold in the prior quarter. This decrease is a result of temporary packaging and distribution challenges; and,
•	Decrease in the average selling price before excise taxes to the adult-use market from $6.32 to $5.14.

Gross profit and gross margin

The gross profit for the three months ended February 28, 2019 was $17,295, compared to $8,570 in the same quarter in the prior year and $5,983 in the previous quarter. The increase in gross profit from the prior year and prior quarter is a result of the inclusion of the distribution revenue from the acquisition of CC Pharma and ABP, and the increase in the net fair value adjustment for biological assets.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

	Three months ended
	February 28, 2019	November 30, 2018

Revenue from cannabis produced	$ 17,862	$ 22,738
Distribution revenue	57,599	1,146
Other revenue	545	640
Excise taxes	(2,424)	(2,856)

Net revenue	73,582	21,668

Production costs	10,175	9,971
Cost of goods purchased	49,745	1,111
Other costs of sales	296	429

Gross profit before fair value adjustments	13,366	10,157

Fair value adjustment on sale of inventory	5,542	8,328
Fair value adjustment on growth of biological assets	(9,471)	(4,154)
	(3,929)	4,174

Gross profit	$ 17,295	$ 5,983
Gross margin	23.5%	27.6%

Cost of sales currently consist of four main categories: (i) production costs and, (ii) cost of goods purchased, (iii) fair value adjustment on sale of inventory and (iv) fair value adjustment on growth of biological assets:

(i) Production costs include all direct and indirect costs of production, related to the medical cannabis sold. This includes costs relating to growing, cultivation and harvesting costs, stringent quality assurance and quality control, cannabis oil processing costs, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of medical cannabis. All medical cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii) Cost of goods purchased consist of items purchased for resale through the Company’s distribution businesses which are run through the subsidiaries ABP and CC Pharma.

(iii) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(iv) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (medical cannabis) produced in the period. In an effort to increase transparency, inventory of harvested cannabis (Note 6 - Consolidated financial statements for the three months and nine months ended February 28, 2019) consists of harvested cannabis and harvested cannabis trim to be $3.50 and $2.75 per gram respectively, for greenhouse produced cannabis and $4.00 and $3.25 per gram respectively, for indoor produced cannabis.

Management believes that the different components of net revenue and cost of sale included in the gross profit and gross margin can be confusing. Accordingly, management believes the use of cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin provides a better representation of performance of the Company’s different types of operations.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Cannabis gross profit, cannabis gross margin, distribution gross profit and distribution gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the three months ended February 28, 2019:

	Three months ended February 28, 2019 (IFRS)	Adjustments	Three months ended February 28, 2019 (Adjusted)

Revenue from cannabis produced	$ 17,862	$ --	$ 17,862
Distribution revenue	57,599	(57,599)	--
Other revenue	545	(545)	--
Excise taxes	(2,424)	--	(2,424)

Net revenue	73,582	(57,599)	15,983

Production costs	10,175	--	10,175
Cost of goods purchased	49,745	(49,745)	--
Other costs of sales	296	(296)	--
Fair value adjustment on sale of inventory	5,542	(5,542)	--
Fair value adjustment on biological assets	(9,471)	9,471	--
	56,287	(46,112)	10,175

Cannabis gross profit	$ 17,295	$ (11,487)	$ 5,808
Cannabis gross margin	23.5%		36.3%

The Company recognized a decrease in cannabis gross profit and cannabis gross margin this quarter as a result of the following:

•	Higher costs associated with packaging and distribution as discussed earlier in this MD&A; and;
•	Decline in total cannabis sold in the period.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the three months ended February 28, 2019:

	Three months ended February 28, 2019 (IFRS)	Adjustments	Three months ended February 28, 2019 (Adjusted)

Revenue from cannabis produced	$ 17,862	$ (17,862)	$ --
Distribution revenue	57,599	--	57,599
Other revenue	545	(545)	--
Excise taxes	(2,424)	2,424	--

Net revenue	73,582	(15,983)	57,599

Production costs	10,175	(10,175)	--
Cost of goods purchased	49,745	--	49,745
Other costs of sales	296	(296)	--
Fair value adjustment on sale of inventory	5,542	(5,542)	--
Fair value adjustment on biological assets	(9,471)	9,471	--
	56,287	(6,542)	49,745

Distribution gross profit	$ 17,295	$ (9,441)	$ 7,854
Distribution gross margin	23.5%		13.6%

The Company recognized an increase in distribution gross profit and distribution gross margin this quarter as a result of the acquisition of CC Pharma and an increase in the sales from the operations of ABP.

The gross profit for the nine months ended February 28, 2019 was $37,042, compared to $22,675 in the same period of the prior year. The increase in gross profit for the nine months ended February 28, 2019 are consistent with the reasons for the increase in gross profit for the three months ended February 28, 2019.

Page | 20

APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The following is the Company’s cannabis gross profit and cannabis gross margin as compared to IFRS for the nine months ended February 28, 2019:

	Nine months ended February 28, 2019 (IFRS)	Adjustments	Nine months ended February 28, 2019 (Adjusted)

Revenue from cannabis produced	$ 52,816	$ --	$ 52,816
Distribution revenue	58,745	(58,745)	--
Other revenue	2,261	(2,261)	--
Excise taxes	(5,280)	--	(5,280)

Net revenue	108,542	(58,745)	49,797

Production costs	24,477	--	24,477
Cost of goods purchased	50,856	(50,856)	--
Other costs of sales	1,228	(1,228)	--
Fair value adjustment on sale of inventory	18,075	(18,075)	--
Fair value adjustment on biological assets	(23,136)	23,136	--
	71,500	(47,023)	24,477

Cannabis gross profit	$ 37,042	$ (13,983)	$ 25,320
Cannabis gross margin	34.1%		50.8%

The following is the Company’s distribution gross profit and distribution gross margin as compared to IFRS for the nine months ended February 28, 2019:

	Nine months ended February 28, 2019 (IFRS)	Adjustments	Nine months ended February 28, 2019 (Adjusted)

Revenue from cannabis produced	$ 52,816	$ (52,816)	$ --
Distribution revenue	58,745	--	58,745
Other revenue	2,261	(2,261)	--
Excise taxes	(5,280)	5,280	--

Net revenue	108,542	(49,797)	58,745

Production costs	24,477	(24,477)	--
Cost of goods purchased	50,856	--	50,856
Other costs of sales	1,228	(1,228)	--
Fair value adjustment on sale of inventory	18,075	(18,075)	--
Fair value adjustment on biological assets	(23,136)	23,136	--
	71,500	(20,644)	50,856

Distribution gross profit	$ 37,042	$ (29,153)	$ 7,889
Distribution gross margin	34.1%		13.4%

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Selling, general and administrative costs

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
General and administrative	$ 22,434	$ 2,794	$ 43,561	$ 6,502
Share-based compensation	14,300	5,959	22,996	10,668
Selling, marketing and promotion	6,948	2,991	20,025	7,758
Amortization	3,665	755	9,556	1,270
Research and development	223	110	1,097	280
Impairment	58,039	--	58,039	--
Transaction costs	942	4,253	2,930	4,253
	$ 106,551	$ 16,862	$ 158,204	$ 30,731

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development, impairment, and transaction costs. These costs increased by $89,689 to $106,551 from $16,862 in the same quarter in the prior year.

General and administrative costs

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Executive compensation	$ 1,984	$ 567	$ 3,665	$ 1,227
Consulting fees	1,459	52	3,817	210
Office and general	5,294	537	11,485	1,544
Professional fees	3,657	665	5,704	1,362
Salaries and wages	7,141	651	13,252	1,376
Insurance	1,944	99	3,220	211
Travel and accomondation	598	213	1,758	517
Rent	357	10	660	55
	$ 22,434	$ 2,794	$ 43,561	$ 6,502

The increase in general and administrative costs during the quarter was largely related to an increase in:

•	Executive compensation as a result of the increase in executive headcount including a new chief information officer, chairman of the board and two additional independent board members and fees for special committee and independent committee of $850;
•	Consulting fees as a result of increased work on corporate development and international initiatives;
•	Office and general as a result of increased operations, head count for directors and officers, as well as the inclusion and growth of the Company’s international presence, including $1,196 from CC Pharma;
•	Professional fees as a result of increased work on corporate development and international initiatives as well as expenses related to the special committee review of $2,400; and
•	Salaries and wages, Insurance, and travel and accommodation as a result of the introduction of Aphria International, LATAM and $1,933 from CC Pharma activities, increased headcount and other activity within the business over the same period in the prior year;

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Share-based compensation

The Company recognized share-based compensation expense of $14,300 for the three months ended February 28, 2019 compared to $5,959 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is a result of an increase in deferred share units (“DSUs”), stock options vesting, as well as an increase in stock price used in the valuation of DSUs and options issued in the current period. The Company issued 3,516 DSUs and 1,525,000 stock options in the current quarter compared, to nil DSUs and 1,825,000 stock options in the same period of the prior year. Of the stock options granted in the quarter, 1,100,000 vested in the quarter.

For the nine months ended February 28, 2019, the Company incurred share-based compensation of $22,996 as opposed to $10,668 for the prior year. The increase in share-based compensation is a result of an increase in stock options vesting, as well as an increase in stock price used in the valuation of options issued in the current period. The Company issued 2,925,000 in the current year-to-date quarter compared to 3,953,000 in the same period of the prior year. Of the stock options granted in the period, 1,233,331 vested in the period.

Selling, marketing and promotion costs

For the three months ended February 28, 2019, the Company incurred selling, marketing and promotion costs of $6,948, versus $2,991. The current period costs comprise of $5,199 of cannabis related selling, marketing and promotion or 29.1% of revenue from cannabis produced and $1,749 of distribution selling marketing and promotion or 3.0% of distribution revenue. These costs relate to brand development expenses, patient acquisition and ongoing patient maintenance, the Company’s call center operations, shipping costs, marketing department, as well as the development of promotional and information materials. Patient acquisition and ongoing patient maintenance costs include payments to individual clinics to perform medical studies as well as reimbursement of operating costs incurred by clinics on the Company’s behalf.

For the nine months ended February 28, 2019, the Company incurred selling, marketing and promotion costs of $20,025, as opposed to $7,758 in the comparable prior period. The current period costs comprise of $18,246 of cannabis related selling, marketing and promotion or 34.5% of revenue from cannabis produced and $1,779 of distribution selling marketing and promotion or 3.0% of distribution revenue. The increase in costs in the nine-month period is consistent with the increase in the three-month period as well as additional costs related to developing, advertising and marketing the adult-use brands, prior to The Cannabis Act coming into effect.

Amortization

The Company incurred non-production related amortization charges of $3,665 for the three months ended February 28, 2019 compared to $755 for the same period in the prior year. The increase in amortization charges are a result of the finite-life intangibles acquired as part of the acquisition, as well as the assets that have been transferred into use from the capital expenditures incurred in the current and prior fiscal year.

The Company incurred amortization charges of $9,556 for the nine months ended February 28, 2019 compared to $1,270 for the same period in the previous year. The increase for the nine-month period is consistent with the increase for the three-month period.

Research and development

Research and development costs of $223, or 1.3% of revenue from cannabis produced were expensed during the three months ended February 28, 2019 compared to $110 in same period last year. These relate to costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in production costs, as the Company does not reclassify research and development costs on products which can still be sold.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

For the nine months ended February 28, 2019, the Company incurred research and development costs of $1,097 as opposed to $280 in the same period in the previous year.

Impairment

During the quarter and at the request of the Ontario Securities Commission, the Company completed an annual impairment test on its LATAM assets. As a result of this impairment test conducted by the Company, it determined that a $50 million non-cash impairment charge to the carrying value of the LATAM assets was required. The basis for this impairment arises from the Company’s reassessment of the discount rate and the financial forecasts for these entities as a result of new financial information received from independent third party's review of the LATAM transaction. This new financial information consisted of lower gross margins and EBITDA margins used by the financial advisor for the Special Committee and recent financial information from the LATAM entities that showed higher than expected expenses. As a result of this new information, Aphria determined that the discount rate should be adjusted which resulted in the non-cash impairment charge to the carrying value of the LATAM assets. Also included in impairment is £4,600 GBP ($8,039 CAD) related to uncollectible notes receivable.

Transaction costs

Transaction costs of $942 were expensed during the three months ended February 28, 2019 compared to $4,253 in same period last year. These relate to costs associated with the completed acquisitions and various other potential acquisitions the Company has considered and abandoned, or is still considering.

For the nine months ended February 28, 2019, the Company incurred transaction costs of $2,930 as opposed to $4,253 in the same period in the previous year.

Non-operating income (loss)

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Consulting revenue	$ --	$ 213	$ --	$ 689
Foreign exchange (loss) gain	105	(62)	(148)	69
Gain (loss) on marketable securities	(41)	(502)	(151)	(2,193)
Loss on sale of capital assets	--	(184)	--	(191)
Gain on dilution of ownership in equity investee	--	--	2,210	7,535
Loss from equity investees	(8)	--	(830)	(9,281)
Gain on sale of equity investee	--	26,347	57,351	26,347
Deferred gain on sale of intellectual property	--	233	340	700
Interest income	4,433	1,970	11,528	4,549
Interest expense	(854)	(349)	(2,035)	(1,016)
Unrealized (loss) gain on convertible notes	(3,949)	(52)	(1,087)	576
Gain (loss) on long-term investments	(29,968)	14,544	23,235	39,701
Unrealized loss on financial liabilities	(134)	(16,850)	(1,109)	(16,850)
	$ (30,416)	$ 25,308	$ 89,304	$ 50,635

The Company completed the sale of 80,148,077 of its shares in Liberty Health Sciences Inc. (“Liberty”) for $70,612 in September 2018. In February 2019, an early termination and liquidation of promissory note, option and other agreements related to the divestiture was approved. This resulted in the Company receiving cash consideration of $47,448 with an additional $10,000 in the event the third party monetizes the assets held under the option within six (6) months of the transaction date. The early termination and liquidation represent the conclusion of Aphria’s investment in Liberty. From Aphria’s first investment in Liberty of $25 million in April 2017 until today’s date, Aphria earned a return equal to 3.4 times its cumulative investment in Liberty, an internal rate of return of approximately 167.2% on the initial investment. The Company recorded a loss on sale of US legalization of $10,577 for the three and nine months ended February 28, 2019 and a gain on sale of equity investee of $nil and $57,351 for the three and nine-months ended February 28, 2019.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

For the three months ended February 28, 2019, the Company recognized a loss on long-term investment of $29,968. The loss in the period relates to the loss realized in the divestiture of equity investment in passive US assets of $10,577, the unrealized loss on the Company’s portfolio of long-term investments of $19,391 due to change in the fair value as at quarter-end. The unrealized loss on long-term investments for the three months ended February 28, 2019 is largely comprised of the loss on the remaining U.S. legalization options of $15,037 and losses recognized in the Company’s investment portfolio.

For the nine months ended February 28, 2019, the Company recognized a gain on long-term investment of $23,235 and a gain on sale of equity investee of 57,351. The gain in the period relates to the unrealized gain on the Company’s portfolio of long-term investments of $23,235 due to change in the fair value as at quarter-end.

Net income (loss)

The Company recorded net loss for the three months ended February 28, 2019 of $108,209 or $0.43 per share as opposed to net income of $12,944 or $0.08 per share in the prior year.

The Company recorded net loss for the nine months ended February 28, 2019 of $32,259 of $0.13 per share as opposed to net income of $34,440 or $0.23 per share in the same period of the prior year.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA from operations as net income (loss), plus (minus) income taxes (recovery), plus (minus) non-operating (income) loss, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Net income (loss)	$ (108,209)	$ 12,944	$ (32,259)	$ 34,440
Income taxes (recovery)	(11,463)	4,072	401	8,139
Non-operating (income) loss	30,416	(25,308)	(89,304)	(50,635)
Amortization	5,469	1,465	14,329	2,869
Share-based compensation	14,300	5,959	22,996	10,668
Fair value adjustment on sale of inventory	5,542	3,443	18,075	7,250
Fair value adjustment on growth of biological assets	(9,471)	(4,101)	(23,136)	(11,481)
Impairment	58,039	--	58,039	--
Transaction costs	942	4,253	2,930	4,253
Adjusted EBITDA from Aphria International	631	--	7,224	--
Adjusted EBITDA from Canadian cannabis operations	$ (13,804)	$ 2,727	$ (20,705)	$ 5,503

Page | 25

APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

The increase in adjusted EBITDA loss from Canadian cannabis operations during the quarter was largely related to an increase in:

•	Increase in general and administrative costs for the quarter as the Company invests in the necessary infrastructure to support the expected growth with the Part IV and Part V production; and,
•	Temporary increase in packaging and distribution costs for the quarter in an effort to meet the demand of the adult-use market.

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Adjusted EBITDA from Canadian cannabis operations	$ (13,804)	$ 2,727	$ (20,705)	$ 5,503
Adjusted EBITDA from Aphria International	(631)	--	(7,224)	--
Adjusted EBITDA	$ (14,435)	$ 2,727	$ (27,929)	$ 5,503

The Company experienced a decrease in Adjusted EBITDA loss from Aphria International in the quarter due to the inclusion of CC Pharma which provided over $3,000 of Adjusted EBITDA gain in the quarter.

Last year, the Company reported adjusted EBITDA of $2,940 and $6,195 for the three and nine months ended February 28, 2018. In a prior quarter, the Company re-assessed the definition of adjusted EBITDA, particularly as it related to presenting a repeatable proxy for cash. As a result, the Company removed the following from EBITDA adjustments from the current periods but also removed from the prior periods for comparison purposes:

(i)	amortization of certain non-capital assets in the amount of $nil and $3 for the three and nine months ended February 28, 2018; and,
(ii)	Consulting revenue in the amount of $213 and $689 for the three and nine months ended February 28, 2018.

LIQUIDITY and capital resources

Cash flow used in operations for the period decreased by $37,125 from cash flow generated from operations of $570 in the prior year to cash flow used in operations of $36,555 in the current nine-month period. The decrease in cash flow generated from operations is primarily a result of:

•	Increase in investments in developing international operations; and
•	Additional cash production costs expensed due to temporary higher packaging and distribution costs.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at February 28, 2019, Aphria maintained $107,502 of cash and cash equivalents on hand plus $27,234 in liquid marketable securities, compared to $59,737 in cash and cash equivalents plus $45,062 marketable securities at May 31, 2018. Liquid sources of cash decreased $50,085 in the quarter.

Working capital provides funds for the Company to meet its operational and capital requirements. As at February 28, 2019, the Company maintained working capital of $131,278. Management expects that the Company’s existing cash and cash equivalents balance and cash flow from operations will be adequate to meet the Company’s announced expansion of facilities and operational activities.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Capital and intangible asset expenditures

For the three months ended February 28, 2019, the Company invested $29,016 in capital and intangible assets through wholly owned subsidiaries, exclusive of business acquisitions, of which $3,413 are considered maintenance CAPEX and the remaining $25,603 growth CAPEX related to Extraction Centre of Excellence, Aphria One’s Part IV and Part V expansions.

For the three months ended February 28, 2019, the Company invested $19,779 in capital and intangible assets through majority owned subsidiaries, of which $nil are considered maintenance CAPEX and the remaining $19,779 growth CAPEX.

Financial covenants

The Company met its financial covenants at all times since they have come into effect. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

The Company continues to lease office space from a related party. The lease commitment ended December 31, 2018; however, was renewed for an additional 5-year period. The Company maintains an option to renew for an additional 5-year period. The Company has a lease for rental office space from December 2018 until November 30, 2028.

Minimum payments payable over the next five years are as follows:

Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related
commitments	$ 43,687	$ 43,687	$ --	$ --	$ --
Operating leases	3,447	310	646	689	1,802
Long-term debt	77,015	14,612	12,883	6,212	43,308
Total	$ 124,149	$ 58,609	$ 13,529	$ 6,901	$ 45,110

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year-to-date period.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

During the nine-month period, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the Company is aware of five such claims, two of which were commenced in the United States and three of which were commenced in Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and have entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at February 28, 2019, the Company has not recorded any uninsured amount related to this contingency.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Share capital

Aphria has the following securities issued and outstanding, as at April 12, 2019:

	Presently outstanding	Exercisable	Exercisable & in-the-money	Fully diluted
Common stock	250,700,023	--	--	250,700,023
Warrants	2,321,890	2,321,890	1,028,087	1,028,087
Stock options	8,428,417	4,725,379	4,203,760	4,203,760
Fully diluted				255,931,870

*Based on closing price on April 12, 2019

Quarterly results

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the third quarter of fiscal 2019, ended February 28, 2019. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2018 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	May/18	Aug/18	Nov/18	Feb/19
Net revenue	$ 12,026	$ 13,292	$ 21,668	$ 73,582
Net income (loss)	(4,992)	21,176	54,774	(108,209)
Earnings (loss) per share - basic	(0.06)	0.09	0.22	(0.43)
Earnings (loss) per share - fully diluted	(0.04)	0.09	0.22	(0.43)
	May/17	Aug/17	Nov/17	Feb/18
Net revenue	$ 5,718	$ 6,120	$ 8,504	$ 10,267
Net income (loss)	(2,593)	15,041	6,455	12,944
Earnings (loss) per share - basic	(0.02)	0.11	0.05	0.08
Income (loss) per share - fully diluted	(0.02)	0.10	0.04	0.08

related party balances and transactions

During the prior quarter, the Company disposed of its remaining shares in Liberty.

The Company previously funded a portion of the Canadian operating costs of Liberty, for which Liberty reimbursed the Company quarterly. Liberty was considered a related party because certain officers and directors of Aphria were directors of Liberty. During the quarter, those directors resigned from Liberty’s board and the Company ceased its relationship with Liberty.

The Company purchased certain electrical generation equipment from and pays rent to a company owned by a former director. Subsequent to quarter end, the director resigned his officer and director position with the Company.

During the three and nine months ended February 28, 2019, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $20 and $158 (2018 - $112 and $205). Included in this amount was rent of $12 and $20 charged during the three and nine months ended February 28, 2019 (2017 - $10 and $36).

Prior to the end of the quarter, the Company announced a planned transition plan for its Chief Executive Officer, Mr. Neufeld. Prior to his resignation, the Company appointed Mr. Simon as Interim CEO and Chair of the Board. Mr. Simon’s base compensation is $1,100 annually, includes a target bonus of up to 45% of his base compensation and participation in the Company’s Omnibus Incentive Plan. On February 24, 2019, the Board of Aphria declared 1,000,000 stock options and 25,000 restricted share units to Mr. Simon, which vested immediately.

Page | 28

APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Subsequent to quarter end, certain officers and non-independent directors retired from the Company. No amounts were paid to the retired officers and directors as part of their retirement.

Subsequent to quarter end, the Board of Directors amended their compensation to $300 annually, with $150 paid in cash and $150 in Deferred Share Units under the Company’s Omnibus Plan each, plus a one-time award of 7,500 Restricted Share Units each.

CORPORATE POSITION ON CONDUCTING BUSINESS IN THE UNITED STATES AND OTHER INTERNATIONAL JURISDICTIONS WHERE CANNABIS IS FEDERALLY ILLEGAL

As cannabis is currently federally illegal in the U.S., The Company does not engage in any U.S. cannabis related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised). While the Company has historically held certain interests in U.S. cannabis related activities as at the date of this MD&A, it has divested1 itself of all such interests. The Company will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal to do so. While the Company will not engage in cannabis-related activities in the U.S related to growing and processing cannabis so long as cannabis is federally-illegal, the Company has developed specific plans related to establishing business operations in the U.S. in the event cannabis becomes federally legal. The Company has entered into option agreements to purchase certain ownership interest in companies which operate in the U.S. cannabis industry should cannabis be rescheduled to become a legal substance in the U.S.

1In accordance with existing TSX precedent.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory Developments

Federal

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018, replacing the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the Controlled Drugs and Substances Act (Canada) as the legislation governing the production, sale and distribution of medical cannabis. This development effectively legalized the use of nonmedical cannabis by adults across Canada.

The Cannabis Act creates the regulatory regime and licensing framework for the importation, exportation, production, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e. recreational use) use. The Cannabis Act also regulates access to cannabis for medical purposes. The Cannabis Regulations set out more detailed requirements for the production, distribution, sale, importation and exportation of cannabis by licensees under the Cannabis Act. Major components of the cannabis regulatory regime are as follows.

Licences

The Regulations establish different types of licences based on the activity being undertaken and, in some cases, the scale of the activity. The types of licences include: (i) cultivation; (ii) processing; (iii) sale to the public for medical purposes; (iv) analytical testing; (v) drug licences; and (vi) research. No licensed activity can be conducted in a dwelling-house.

Cultivation licences allow for both large-scale and small-scale (i.e. micro) growing of cannabis, subject to a stipulated threshold. In order to qualify for a micro-cultivation licence, the licensee must clearly delineate a surface area that does not exceed 200 m2 in which all the cannabis plants, including all the parts of the plants, must be contained and must cultivate, propagate or harvest cannabis plants only from that surface area. Nursery licenses are issued as a subset of cultivation licences.

The Regulations permit both outdoor and indoor cultivation of cannabis. The implications of outdoor cultivation are not yet known, but could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

Under the Regulations, certain persons are obliged to hold a valid security clearance issued by the Minister of Health, including (i) individuals occupying a “key position” within the licensee, (ii) directors, officers and individuals who exercise, or are in a position to exercise, direct control over a corporate licensee, (iii) directors and officers of any corporation that exercises, or is in a position to exercise, direct control over a corporate licensee and (iv) certain other individuals identified by the Minister of Health pursuant to the Cannabis Act. The Minister of Health can refuse to grant security clearances to individuals having associations with organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences.

Individuals who have histories of nonviolent, lower risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from seeking and obtaining a security clearance so they can participate in the legal cannabis industry.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to enable the tracking of cannabis, prevent cannabis from being diverted to an illicit market or activity and prevent illicit cannabis from being a source of supply of cannabis in the legal market. For purposes of the tracking system, the Minister of Health has been given the authority, under the Cannabis Act to make a ministerial order that would require licensees to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Such an order was issued and came into force on October 17, 2018.

Good Production Practices

"Good Production Practices" were previously mandated by the ACMPR and continue under the Cannabis Regulations. These practices relate to the premises for and production of cannabis, including the requirements for equipment, a sanitation program, standard operating procedures, product testing, and quality assurance personnel.

Cannabis Products

The Regulations permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) are to be permitted no later than one year following the coming into force of the Cannabis Act.

Packaging and Labelling and Promotion

The Regulations set out requirements pertaining to the packaging and labelling of cannabis products. The requirements promote informed consumer choice and allow for the safe handling and transportation of cannabis. All cannabis products must be packaged in a manner that is tamper-evident and child-resistant.

While certain branding is permitted, the Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging, and products are required to be labelled with specific information about the product, display mandatory health warnings (as is the case for tobacco products), and be marked with a clearly recognizable standardized cannabis symbol.

The Cannabis Act imposes a general prohibition on the promotion of cannabis, cannabis accessories or any service related to cannabis, unless the promotional activity is specifically authorized under the Cannabis Act. Cannabis products may be promoted at their point of sale if the promotion indicates only its availability and/or price. Brand preference and informational promotion is permitted if such promotion is:

•	in a communication that is addressed and sent to an individual who is 18 years of age or older and is identified by name;
•	in a place where young persons are not permitted; or
•	communicated by means of a telecommunication, where the person responsible for the content of the promotion has taken reasonable steps to ensure that the promotion cannot be accessed by a young person.

Cannabis for Medical Purposes

The medical access regulatory framework is substantially the same as what was in place under the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. For users of cannabis for medical purposes, the Regulations require that medical documents be written to include the amount of dried cannabis in grams per day a user may consume.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Under the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensees holding a licence to sell for medical purposes; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as plants or seeds, must be obtained from licensees.

Health Products and Cosmetics Containing Cannabis

Cannabis products that display health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products and medical devices must receive marketing authorization from Health Canada prior to launch.

The use of cannabis-derived ingredients in cosmetics will be permitted once the sale of cannabis concentrates is legalized. Such products will be sold subject to provisions of the Cannabis Act (i.e. subject to licensing requirements and packaging and labelling requirements, as well as restrictions on distribution, advertising and promotion. Certain hemp seed derivatives containing no more than 10Ug/g of THC can already be used in cosmetic products.

Provincial

Section 69 of the Cannabis Act allows the possession, sale, and distribution of cannabis by persons authorized under provincial legislation. Such provincially authorized persons may only sell cannabis produced by federally licensed cannabis producers.

The legislative regime governing the distribution and sale of recreational cannabis in each province and territory is summarized below.

British Columbia: The B.C. Liquor Distribution Branch oversees the wholesale distribution of cannabis in the province. Recreational cannabis can be sold at both public and licensed private retailers and on the province’s public online store.

Alberta: Cannabis products in Alberta are distributed by a provincial agency. Online sales of recreational cannabis are administered by the Alberta Gaming and Liquor Commission. Recreational cannabis can also be sold by licensed private retailers.

Saskatchewan: Recreational cannabis in Saskatchewan is distributed by licensed private wholesalers and sold through licensed private retailers. Licensed retailers are also permitted to conduct online sales.

Manitoba: Recreational cannabis in Manitoba is distributed by Manitoba Liquor and Lotteries to licensed private retailers. Such retailers are permitted to conduct online sales of cannabis.

Ontario: The distribution and sale of recreational cannabis in Ontario is controlled by the Ontario Cannabis Retail Corporation. Online sales of recreational cannabis must be completed through the Ontario Cannabis Store platform. Ontario also allows for the sale of recreational cannabis through licensed private retailers.

Québec: Recreational cannabis in Québec must be sold through the publicly owned Société québécoise du cannabis retail stores or its online store.

New Brunswick: Recreational cannabis in New Brunswick is sold by publicly owned Cannabis NB online and through retail stores.

Nova Scotia: Recreational cannabis in Nova Scotia can only be sold by the publicly owned Nova Scotia Liquor Corporation through online sales or at retail locations.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Prince Edward Island: Recreational cannabis in P.E.I. may only be sold through publicly owned stores operated by the Prince Edward Island Cannabis Management Corporation and its online store.

Newfoundland and Labrador: Recreational cannabis in Newfoundland and Labrador must be sold through private retailers licensed by the publicly owned Newfoundland and Labrador Liquor Corp., which also oversees the distribution of cannabis and sets retail prices. The Newfoundland and Labrador Liquor Corp. also operates an online store.

Yukon: Sale and distribution of recreational cannabis in Yukon is only allowed through a publicly owned retail store and online store operated by Cannabis Yukon, with licensing of private retailers anticipated in the future.

Northwest Territories: The N.W.T. Liquor and Cannabis Commission controls the distribution and sale of recreational cannabis in the Northwest Territories. Cannabis can be purchased by mail order or online from the N.W.T. Liquor and Cannabis Commission, or from licensed private retailers.

Nunavut: The Nunavut Liquor and Cannabis Commission controls the distribution and sale of recreational cannabis in Nunavut. Cannabis can be purchased by phone or online from the Nunavut Liquor and Cannabis Commission, or from licensed private retailers.

INDUSTRY TRENDS AND RISKS

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties, of which the below are considered to be the Company’s principal risks. For a more detailed and complete discussion of economic, industry and risk factors of the Company, please see the “Risk Factors” section in our most recent Annual Information Form, dated July 31, 2018.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Risk Factors Related to Dilution

The Company may issue additional Common Shares or securities convertible into Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Reliance on Veterans Affairs Canada (‘‘VAC’’) medical cannabis reimbursement policies

As the Company has previously disclosed, VAC reimburses certain medical cannabis purchases for eligible retired Canadian Armed Forces veterans. The current reimbursement policy includes a three gram per day limit, subject to certain exceptions, and an $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although as discussed in the Company’s previous continuous disclosure, veteran sales have decreased over the prior quarter. As the Company grows larger and, more particularly, when adult-use of cannabis is implemented by the Canadian Federal Government, the Company anticipates that veteran patients will become less and less material to its overall sales as a relative percentage. However, should VAC further amend its reimbursement policies prior to the introduction of adult-use of cannabis, the Company may be materially adversely affected.

Securing Adequate Financing to Fund Operations and Meet Expected Consumer Demand

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Reliance on Licence

The Company’s ability to grow, store and sell cannabis and cannabis oil in Canada is dependent on maintaining its licence with Health Canada. Failure to comply with the requirements of the licence or any failure to maintain its licence would have a material adverse impact on the business, financial condition and operating results of the Company. There can be no guarantees that Health Canada will extend or renew the licence as necessary or, if it extended or renewed, that the licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence or should it renew the licence on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. A failure by a Key Person to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a Key Person leaves the Company, and the Company is unable to find a suitable replacement in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such employees.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Reliance on Leamington Facility

To date, the Company’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the Leamington facility could have a material and adverse effect on the Company’s ability to continue producing medical cannabis, its business, financial condition and prospects.

Regulatory Compliance

The commercial medical and adult-use cannabis industry is a new industry in regulated under The Cannabis Act. These regulations subject the Company to a new regulatory regime governed by new regulations, guidelines and policies relating to the manufacture, processing, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also laws and regulations relating to drugs containing cannabis, amended security measures and outdoor cultivation. While, to the knowledge of management, the Company is currently in compliance with the current regulatory regime, any changes to such laws, regulations, guidelines and policies may have a material adverse effect on its business, financial condition and results of operations.

Changes in Laws, Regulations and Guidelines

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects business, financial condition and results of operations of the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines.

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company’s business, financial condition and results of operation. The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain. In addition, the governments of every Canadian province and territory have, to varying degrees, announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition and results of operation.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Further, Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations

Risks Related to Regulation of Cannabis Industry

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian adult-use and medical cannabis industries under the Cannabis Regulations. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance, including regulations relating to continuous disclosure and other applicable securities laws. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may have a material adverse effect on the Company’s business and operational results.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party mail and courier services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation and/or rising costs associated with these services may adversely affect Aphria’s financial performance. Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licences or the prospect of renewing its licences.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Insurance coverage

Except as described herein, the Company has insurance to protect its assets, operations and its directors and employees in Canada. The Company is currently pursuing additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed to. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, results of operations and financial condition could be materially adversely affected.

Litigation

From time to time, the Company and/or its subsidiaries may become involved in legal proceedings or be subject to claims, some of which arise in the ordinary course of our business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of the Company’s securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

The Company was served statements of claims in class action lawsuits against the Company and certain of our officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the Company is aware of five such claims, two of which were commenced in the United States and three of which were commenced in Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and have entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against us.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Aphria may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Aphria may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Unfavourable Publicity or Negative Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company’s products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Risk Factors Related to International Activities

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socio-economic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Corruption and Fraud in Certain Emerging Markets Relating to Ownership of Real Property May Adversely Affect the Company’s Business

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges in respect of ownership of real property could adversely affect the Company’s ability to operate in such jurisdictions.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

Inflation in Emerging Markets, Along with Governmental Measures to Combat Inflation, may have a Significant Negative Effect on Local Economies and also on the Company’s Financial Condition and Results of Operations

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

The Company’s Operations may be Impaired as a Result of Restrictions on the Acquisition or Use of Properties by Foreign Investors or Local Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company May Expand into Other Geographic Areas, which could Increase the Company’s Operational, Regulatory and Other Risks

In addition to the jurisdictions described elsewhere in this MD&A, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

The Company may be Responsible for Corruption and Anti-bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2018, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization's disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of LATAM and CC Pharma, acquired on September 27, 2018 and January 5, 2019 respectively. The operations of LATAM, represent approximately 2.7% of total current assets, 0.5% of total assets, 0.5% of current liabilities and 0.2% of total liabilities as at February 28, 2019, 2.1% and 2.5% of the Company’s revenues and 2.4% and 1.8% of the Company’s operating expenses for the three and nine months ended February 28, 2019. The operations of CC Pharma, represent approximately 26.3% of total current assets, 6.5% of total assets, 30.7% of current liabilities and 20.8% of total liabilities as at February 28, 2019, 76.2% and 51.7% of the Company’s revenues and 10.8% and 5.7% of the Company’s operating expenses for the three and nine months ended February 28, 2019.

There have been no changes in the Company’s internal controls over financial reporting during the three months ended February 28, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent events

The following events occurred subsequent to November 30th, 2018:

(a)	The Company was one of three cultivators awarded a provisional licence for the domestic cultivation of medical cannabis in Germany. The Company was granted 5 of the 13 available lots, each with a minimum annual capacity of 200 kgs.

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APHRIA INC.
MANAGEMENT’S DISCUSSION & ANALYSIS

(b)	The Company has entered into a series of transactions that will accelerate the termination of the unsolicited offer launched by Green Growth Brands. The parties have consented to terminate the bid as of April 15, 2019 thereby resulting in the final and definitive termination of bid on April 25, 2019. As a result of these transactions the Company will receive cash proceeds of $89,000 to liquidate an outstanding promissory note, the remaining US legalization options and option payment liability.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•	the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;
•	the expected cost to produce a gram of dried cannabis;
•	the expected cost to process cannabis oil;
•	the anticipated future gross margins of the Company’s operations; and,
•	The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of medical cannabis and cannabis-related offenses in the United States.

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